WESTERN ASSET MUNICIPAL DEFINED OPPORTUNITY TRUST INC.

55 Water Street

New York, New York 10041

April 6, 2009

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Western Asset Municipal Defined Opportunity Trust Inc.(the “Fund”)
File No. 811-22265
Rule 17g-1 Notice - Fidelity Bond Coverage

Dear Sir or Madam:

Pursuant to the provisions of Rule 17g-1 under the Investment Company Act of 1940, please be informed that the Fund has been added to the joint fidelity policy of registered investment management companies (the “Companies”) managed by Legg Mason Partners Fund Advisor, LLC.

The coverage in place for the Companies as of July 15, 2008, is under a policy from ICI Mutual Insurance Company.

This filing represents the addition of one new fund:

Western Asset Municipal Defined Opportunity Trust Inc.

Enclosed are:

1.     An amendment to Schedule I of the recovery allocation agreement.

2.     A copy of resolutions adopted by a majority of the Board of the Fund who are not “interested persons” approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by the Fund.

3.     A copy of Rider 13 to the Insurance Policy Number 87028208B confirming the addition of the Fund.

Please be advised that the premium for the currently effective bond has been paid for the period July 15, 2008 through July 15, 2009.

Very truly yours,

/s/William J. Renahan
William J. Renahan
Assistant Secretary

Amendment to Schedule I

This Schedule I dated April 6, 2009, supercedes and amends, the Schedule I which is presently part of the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries dated as of September 12, 2008 and The Individual Mutual Funds listed on Schedule I (the “Funds”).

Barrett Opportunity Fund Inc.

Legg Mason Partners Equity Trust
Legg Mason Partners Financial Services Fund
LMP Global Equity Fund
LMP Diversified Large Cap Growth Fund
LMP 130/30 US Large Cap Equity Fund
LMP Capital and Income Fund
LMP Fundamental Value Fund
LMP Lifestyle Allocation 30%
LMP Lifestyle Allocation 50%
LMP Lifestyle Income Fund
LMP Lifestyle Allocation 85%
LMP Lifestyle Allocation 70%
LMP Large Cap Growth Fund
LMP Aggressive Growth Fund
LMP Lifestyle Allocation 100%
LMP All Cap Fund
LMP Mid Cap Core Fund
LMP Small Cap Core Fund
LMP S&P 500 Index Fund
LMP Capital Fund, Inc.
LMP Investors Value Fund, Inc.
LMP Small Cap Growth Fund
LMP Convertible Fund
LMP Appreciation Fund
LMP Social Awareness Fund
LMP International All Cap Opportunity Fd
LMP Equity Fund
Legg Mason Partners U.S. Large Cap Equity Fund
LMP Emerging Markets Equity Fund
LMP Small Cap Value Fund
LMP Dividend Strategy Fund
LMP Target Retirement 2015
LMP Target Retirement 2020
LMP Target Retirement 2025
LMP Target Retirement 2030
LMP Target Retirement 2035
LMP Target Retirement 2040
LMP Target Retirement 2045
LMP Target Retirement 2050
LMP Target Date Retirement Fund
LMP Equity Income Builder Fund
Legg Mason Permal Allocation Fund

Legg Mason Partners Income Trust
LMP Global Income Fund
LMP Strategic Income Fund
LMP Government Securities Fund
LMP Pennsylvania Municipals Fund
LMP Oregon Municipals Fund
LMP Intermediate Maturity NY Municipals Fund
LMP New York Municipals Fund
LMP California Municipals Fund
LMP Core Bond Fund
LMP Managed Municipals Fund
LMP Intermediate Maturity CA Municipals Fund
LMP Municipal High Income Fund
LMP Massachusetts Municipals Fund
LMP New Jersey Municipals Fund
LMP Intermediate-Term Municipals Fund
LMP High Income Fund
LMP Corporate Bond Fund
LMP Core Plus Bond Fund
LMP Short Term Bond Fund
LMP Adjustable Rate Income Fund
LMP Global Inflation Management Fund
Western Asset Global High Yield Debt Portfolio
Western Asset Emerging Markets Debt Portfolio
LMP Global High Yield Bond Fund
LMP Short Duration Muni Income Fund

Legg Mason Partners Institutional Trust
Citi Institutional Liquid Reserves
Citi Institutional U.S. Treasury Reserves
Citi Institutional Cash Reserves
Citi Institutional Tax Free Reserves
Citi Institutional Enhanced Income Fund
SMASh Series M Portfolio
SMASh Series C Portfolio
SMASh Series EC Portfolio
Western Asset Institutional Money Market Fund
Western Asset Institutional Govt Money Market Fund
Western Asset Institutional Municipal Money Market Fund

Legg Mason Partners Money Market Trust
Citi California Tax Free Reserves
Citi Cash Reserves
Citi Tax Free Reserves
Citi New York Tax Free Reserves
Citi U.S. Treasury Reserves
Citi Connecticut Tax Free Reserves
Western Asset Massachusetts Money Market Fund
Western Asset Municipal Money Market Fund
Western Asset New York Municipal Money Market
Western Asset California Municipal Money Market
Western Asset Money Market Fund
Western Asset Government Money Market Fund

WA AMT Tax Free Money Market Fund

Legg Mason Partners Premium Money Market Trust
Citi Liquid Reserves Hub
Citi Premium Liquid Reserves
Citi Premium U.S. Treasury Reserves

Legg Mason Partners Variable Equity Trust
LMP Variable Global Equity Portfolio
LMP Variable Capital and Income Portfolio
LMP Variable Lifestyle Allocation 50%
LMP Variable Aggressive Growth Portfolio
LMP Variable International All Cap Opportunity Portfolio
LMP Variable Appreciation Portfolio
LMP Variable Lifestyle Allocation 85%
LMP Variable Lifestyle Allocation 70%
LMP Variable Dividend Strategy Portfolio
LMP Variable Large Cap Growth Portfolio
LMP Variable Mid Cap Core Portfolio
LMP Variable Equity Index Portfolio
LMP Variable Social Awareness Portfolio
LMP Variable Investors Portfolio
LMP Variable Small Cap Growth Portfolio
LMP Variable Fundamental Value Portfolio
LMP Variable Capital Portfolio

Legg Mason Partners Variable Income Trust
LMP Variable Diversified Strategic Inc Portfolio
LMP Variable Money Market Portfolio
LMP Variable High Income Portfolio
LMP Variable Strategic Bond Portfolio
LMP Variable Global High Yield Bond Portfolio
LMP Variable Adjustable Rate Income Portfolio

LMP Capital and Income Fund Inc.

LMP Corporate Loan Fund Inc.

LMP Real Estate Income Fund Inc.

Master Portfolio Trust
Tax Free Reserves Portfolio
U.S. Treasury Reserves Portfolio
Prime Cash Reserves Portfolio
Institutional Enhanced Portfolio
SMASh Series M Portfolio Hub
SMASh Series C Portfolio Hub
SMASh Series EC Portfolio Hub

Western Asset Emerging Markets Debt Fund Inc.

Western Asset Emerging Markets Floating Rate Fund Inc.

Western Asset Emerging Markets Income Fund II Inc.

Western Asset Global High Income Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset High Income Fund Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset Inflation Management Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Municipal High Income Fund Inc.

Western Asset Municipal Partners Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Worldwide Income Fund Inc.

Legg Mason Permal Global Active Strategies Master Fund

Legg Mason Permal Global Active Strategies Fund

Legg Mason Permal Global Active Strategies TEI Fund

Western Asset Institutional Government Money Market Fund

Western Asset Municipal Defined Opportunity Trust Inc.

The Individual Mutual Funds listed on Schedule I hereto, which may be amended from time to time in accordance with the terms hereof, each of which is acting in its own capacity and not on behalf of any other entity,

By:	/s/ R. Jay Gerken

Name:	R.J. Gerken

Title:	Chairman,President & CEO

Date:	April 6, 2009

Consented and agreed to:

With respect to Barrett Opportunity Fund, Inc.:

By:	/s/ Peter. H. Shriver

Name:	Peter H. Shriver

Title:	President & CEO

Date:	April 6, 2009

RESOLVED:

That the appropriate officers of the Fund be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Fund to become a member of ICI Mutual Insurance Company (“ICI Mutual”) and, in conjunction with other investment companies for which affiliates of LMPFA serve as investment adviser and/or administrator, to purchase from ICI Mutual fidelity bond coverage (“Joint Fidelity Bond”) and a Directors and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policy to which the investment adviser, sub-adviser, principal underwriter, administrator, directors and/or officers of such investment companies may also be parties; and further

RESOLVED:

That it is the finding of the Board that the Joint Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-1 under the 1940 Act is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Joint Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and further

RESOLVED:

That the portion of the total premium for the Joint Fidelity Bond to be allocated to the Fund based on its net assets (following the public offering of its Common Stock) be, and hereby is, approved by a vote of a majority of the Board of Directors of the Fund (all Directors voting) and separately by a majority of the “non-interested” Directors, after having given due consideration to, among other things, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bond, the amount of the premiums for the Fidelity Bond, the ratable allocation of the premiums among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a fidelity bond which covers only the Fund as the insured; and further

RESOLVED:	That the Joint Fidelity Bond be, and hereby is, approved by a vote of the Board of Directors (all Directors voting) and separately by the “non-interested” Directors; and further

RESOLVED:

That the officers of the Fund be, and each of them hereby is, authorized and directed to enter into an agreement, in substantially the form used for the Closed-end Funds, as required by paragraph (f) of Rule 17g-1 under the 1940 Act with the other named insureds under the Joint Fidelity Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Fund and also by one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it obtained and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of such Rule 17g-1; and further

RESOLVED:

That the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to prepare, execute and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED:	That the Secretary of the Fund shall file the Joint Fidelity Bond with the Securities and Exchange Commission and give the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED	POLICY NUMBER

Legg Mason Partners Equity Trust	87028208B

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE

	July 15, 2008 to July 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
Western Asset Institutional Government Money Market Fund	February 27, 2009
Western Asset Municipal Defined Opportunity Trust Inc.	March 31, 2009

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN1.1-00 (1/02)